EXHIBIT 99.1

Student Transportation Inc. Secures New Contracts

National Express to Sell Off School Bus Contracts in Texas and Washington to Resolve Antitrust Concerns

WALL, N.J., May 2, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc., (STI) (Nasdaq:STB) (TSX:STB), North America's third-largest provider of school bus transportation services, confirmed this week the signing of an asset purchase agreement with National Express Corporation (NEX). The agreement opens two additional states for STI to provide transportation services. As a requirement to resolve antitrust concerns in connection with its purchase of Petermann Partners, Inc., NEX will divest of school transportation contracts in the states of Texas and Washington to STI.

"We are delighted we can confirm as reported by the U.S. Department of Justice and NEX that we have entered into an agreement to acquire certain assets of NEX's U.S. subsidiary, Petermann Partners, Inc.," said Denis J. Gallagher, STI Chairman and CEO. "Seven of the eight local school boards involved have overwhelmingly approved the transfer agreements with the remaining one expected shortly. Many of the school boards had members visit our locations in other states to meet current customers and employees to see first hand the quality service we provide in our communities. The responses were fantastic and we are thrilled with the support we have received."

The transfer and asset purchase agreement is anticipated to be completed shortly. STI said the contracts will add annualized revenues of over $19.0 million. The transaction consists of vehicle purchases and assignment of contracts estimated to be worth over $16.0 million. The Company will utilize availability under its senior credit facility to fund the $6.4 million purchase price. Management expects the deal to be accretive to shareholders of its common stock.

"We have the industry expertise required to get this deal done and close in a timely fashion which we believe was a big decision in getting the DOJ and local State Attorney General's recommendation and subsequent approvals. We provided integration plans, financing assurance and other information for a quick closing that NEX needed to complete their pending deal," added Gallagher. "This is a great deal for us as we enter two states that offer future growth opportunities. We have the capital to expand and to help local school districts. We are very excited to be welcoming on the new members of the Petermann operations team in these two states to our family of companies. All the contracts contain fuel price mitigation and 43% of the vehicles are operated under what we refer to as 'managed contracts,' where the schools own the fleet but we will operate from their facilities."

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 8,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         843-884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com